Summary Page

12/15/2025 – Schedule A Form SBSE – A:

- Principal addition: Cary Goodwin NFA ID#0309237

- Principal addition: Shobhit Thapar NFA ID#0571942

- Principal removal: David Biegel NFA ID# 0567254

- Principal (CEO) change: Jason Henderson NFA ID# 0527670 replaces Lisa McGeough NFA ID# 0178341

6/25/2025 – Schedule A Form SBSE – A:

- Principal (CCO) change: Dustin Natale NFA ID# 0566004 replaces Christine Calarco NFA ID# 0516507

- Change in contact list:
    - Dustin Natale replaces Christine Calarco

- Principal (COO) change: Sara Buscaglia NFA ID# 0534685 replaces Michael Privitera NFA ID# 0547870

- Principal removal: Deborah Bailey NFA ID# 0544072

- Principal removal: Alfred Traboulsi NFA ID# 0541346

3/25/2025 – Schedule A Form SBSE – A:

- Principal (CEO) change: Lisa McGeough NFA ID# 0178341 replaces Michael Roberts NFA ID# 0525742

- Principal addition: David Biegel NFA ID# 0567254

- Principal removal: Gerry Keefe NFA ID# 0536229

- Principal removal: Richard Dalton NFA ID# 0292276

6/20/2024 – Schedule A Form SBSE – A:

- Updated arbitration contact: Diana Miller replaces Mark Steffensen

- Principal (CCO) change: Christine Calarco NFA ID# 0516507 replaces Nicholas Sahadi NFA ID# 0486363

- Principal (CFO) change: Andrew Thomas Fullam NFA ID# 0523453 replaces Daniel Hankinson NFA ID# 0561370

- Change of Contact and Registration contacts:
    - Christine Calarco replaces Nicholas Sahadi

- Principal addition: Racquel Oden NFA ID# 0562535

- Change of address for Books/Records and several of the listed Contacts:
  - 66 Hudson Blvd NY, NY 10001 replaces 452 Fifth Ave NY, NY 10018

2/26/2024 – Schedule A Form SBSE – A:

- Principal (CCO) change: Nicholas Sahadi NFA ID# 0486363 replaces Christine Calarco NFA ID# 0516507

- Principal (CFO) change: Daniel Hankinson NFA ID# 0561370 replaces Kavita Mahtani NFA ID# 0525756

- Principal change: Richard Dalton NFA ID# 0292276 replaces Marco Osana NFA ID# 0500004

- Principal addition: Edith Valentina Aviles De Kostes NFA ID# 0561211

- Principal removal: Brian Robertson NFA ID# 0449206

- Change of Contact and Registration contacts:
  - Nicholas Sahadi replaces Christine Calarco

11/29/2023 – Schedule A Form SBSE – A:

- Principal removal: Nancy Goldsmith Mistretta NFA ID# 0454121

- Principal removal: Barry Kroeger NFA ID# 0497278

- Principal removal: Jane Sherburne NFA ID# 0488361

- Change of Submission, Contact and Registration contacts:
  - Robert Luckman replaces Isabel Pierri-Isabelle

5/16/2023 – Schedule A Form SBSE – A:

- Provided updated NFA 7R filing dated 5/15/2023

4/19/2023 – Schedule A Form SBSE – A:

- Principal removal: Dae Youn Choi NFA ID# 0508333

2/27/2023 - Schedule A Form SBSE-A:

- Principal addition: Padma Elmgart NFA ID# 0553422
- Principal addition: Lisa K. Polsky NFA ID# 0289945

12/29/2022 - Schedule A Form SBSE-A:

Change of Submission, Contact and Registration contacts:
  - Isabel Pierri-Isabelle replaces Joanne Libreri
  - Robert Luckman replaces Amet Nazifi

10/18/2022 - Schedule A Form SBSE-A:

- Principal addition: Carol Hulit Larson –NFA ID# 0522193

- Principal addition: William Lloyd Hartman NFA ID# 0469907

05/18/2022 - Schedule A Form SBSE-A:

- Principal removal: Jennifer Strybel
- Principal additions: Michael Leonard Privitera CRD# 1899677; NFA#0547870

04/06/2022 - 7R filing and DMPs and summary page

02/28/2022 - Schedule A Form SBSE-A:

- Principal additions: George Wheeler Madison and Melvin Louis

Flowers 12/09/2021 – Schedule A Form SBSE-A:

- Principal additions: Deborah Parker and Alice Davey Schroder
- Spelling correction of Alfred Traboulsi
- Removed Dae Youn Choi's CRD Number

10/29/2021 – HBUS Supplement Form SBSE-A:

- Item 13A: Books and Records
- Item 14: HSBC Bank NA Control
- Item 15: Capital contributions summary